EXHIBIT 12.1

UNIFIED WESTERN GROCERS, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands except for ratios)

	Fiscal Year
	39 Weeks Ended June 26, 2004		2003		2002		2001		2000		1999
(1) Adjusted earnings:
Earnings (loss) from continuing operations before cumulative effect of a change in accounting principle and extraordinary item (net of income taxes)	$5,468		$5,279		$1,985		$(1,263)		$(2,046)		$2,570
Income taxes (benefit)	3,459		3,358		2,172		(272)		(415)		18
Patronage dividends	15,242		16,612		16,713		14,934		15,426		14,195

Subtotal: Net earnings from continuing operations before income taxes (benefit) and patronage dividends	24,169		25,249		20,870		13,399		12,965		16,783
Amortization of capitalized interest	141		162		—		—		—		—
Fixed charges	17,702		24,080		25,957		30,237		31,954		13,221
Less: Capitalized interest	(2,621)		(929)		(487)		—		—		—

Adjusted earnings (a)	$39,391		$48,562		$46,340		$43,636		$44,919		$30,004

(2) Fixed Charges:
Gross rental expense	$24,136		$34,128		$29,277		$32,314		$41,870		$16,473
Less: Estimated rent component	22,278		31,568		26,964		29,082		37,390		14,785

Estimated interest component of rental expense	1,858		2,560		2,313		3,232		4,480		1,688
Interest expense	13,223		20,591		23,157		27,005		27,474		11,533
Capitalized interest	2,621		929		487		—		—		—

Total fixed charges (b)	$17,702		$24,080		$25,957		$30,237		$31,954		$13,221

Ratio of Earnings to Fixed Charges (a)/(b)	2.23	x	2.02	x	1.79	x	1.44	x	1.41	x	2.27	x

(a)(b)—Cross-reference on page.

(1)	Adjusted earnings used in computing the ratio of earnings to fixed charges consist of earnings from continuing operations before income taxes (benefit) and patronage dividends, plus amortization of capitalized interest and fixed charges, less capitalized interest.

(2)	Fixed charges consist of the sum of the portion of rental expense that is representative of the interest factor, interest expense (including amortization of deferred financing costs) and capitalized interest.